UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               YOUBET.COM, INC.
                               ----------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
            -------------------------------------------------------
                        (Title of Class of Securities)


                                   987413101
                         -----------------------------
                                (CUSIP Number)


                               December 31, 2007
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [X]  Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 987413101                                          Page 2 of 10 Pages


................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                0
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           0
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0% based on 41,532,977 shares outstanding as of October 31, 2007
................................................................................
12.      Type of Reporting Person:

         HC; OO

                                 SCHEDULE 13G

CUSIP No.: 987413101                                          Page 3 of 10 Pages


................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         SUPERNOVA MANAGEMENT LLC
................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                0
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           0
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0% based on 41,532,977 shares outstanding as of October 31, 2007
................................................................................
12.      Type of Reporting Person:

         HC; OO

                                 SCHEDULE 13G

CUSIP No.: 987413101                                          Page 4 of 10 Pages


................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

         ALEC N. LITOWITZ
................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         United States of America
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                0
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           0
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0% based on 41,532,977 shares outstanding as of October 31, 2007
................................................................................
12.      Type of Reporting Person:

         HC

                                                           Page 5 of 10 Pages



Item 1(a).        Name of Issuer:

                  Youbet.com, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  5901 De Soto Ave.
                  Woodland Hills, CA 91367

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Magnetar   Capital  Partners  LP  ("Magnetar   Capital
                       Partners");

                  ii)  Supernova Management LLC ("Supernova Management"); and

                  iii) Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability Company ("Magnetar Financial") and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship:

                  i)    Magnetar   Capital  Partners  is  a  Delaware  limited
                        partnership;

                  ii) Supernova Management is a Delaware limited liability company; and

                  iii) Mr. Litowitz is a citizen of the United States of America.

                                                           Page 6 of 10 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Shares")

Item 2(e).        CUSIP Number:

                  987413101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)  [ ]     Broker or dealer registered under Section 15 of
                               the Exchange Act.

                  (b)  [ ]     Bank  as  defined  in  Section  3(a)(6)  of the
                               Exchange Act.

                  (c)  [ ]     Insurance   company   as   defined  in  Section
                               3(a)(19) of the Exchange Act.

                  (d)  [ ]     Investment  company  registered under Section 8
                               of the Investment Company Act.

                  (e)  [X]     An investment  adviser in accordance  with Rule
                               13d-1(b)(1)(ii)(E);

                  (f)  [ ]     An employee  benefit plan or endowment  fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)  [ ]     A parent  holding  company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)  [ ]     A savings  association  as  defined  in Section
                               3(b) of the Federal Deposit Insurance Act.

                  (i)  [ ]     A  church  plan  that  is  excluded   from  the
                               definition  of  an  investment   company  under
                               Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

         On December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner of 0 Shares. This amount consisted of: (A) 0 Shares held for the account of Magnetar Capital Master Fund; (B) 0 Shares held for the account of Magnetar SGR Fund, Ltd; (C) 0 Shares held for the account of Magnetar SGR Fund, LP and
(D) 0 Shares held for the account of the Managed Accounts.

Item 4(b)         Percent of Class:

         On December 31, 2007, the number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituted 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 41,532,977 shares outstanding as of October 31, 2007).

                                                            Page 7 of 10 Pages

Item 4(c)         Number of Shares of which such person has:


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:                   0

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 8 of 10 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008          MAGNETAR CAPITAL PARTNERS LP


                                 By:  /s/ Alec N. Litowitz
                                      -----------------------------------
                                 Name:   Alec N. Litowitz
                                 Title:  Manager of Supernova Management LLC,
                                         as General Partner of Magnetar Capital
                                         Partners LP


Date: February 12, 2008          SUPERNOVA MANAGEMENT LLC


                                 By:  /s/ Alec N. Litowitz
                                      -----------------------------------
                                 Name:   Alec N. Litowitz
                                 Title:  Manager


Date: February 12, 2008          ALEC N. LITOWITZ


                                 /s/ Alec N. Litowitz
                                 --------------------------------------

                                                           Page 9 of 10 Pages



                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint  Filing  Agreement,  dated  February 12, 2008 by and among
     Magnetar  Capital  Partners LP,   Supernova  Management LLC, and
     Alec N. Litowitz ...............................................    10

                                                          Page 10 of 10 Pages





                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Youbet.com, Inc. dated as of February 12, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 12, 2008          MAGNETAR CAPITAL PARTNERS LP


                                 By:  /s/ Alec N. Litowitz
                                      -----------------------------------
                                 Name:   Alec N. Litowitz
                                 Title:  Manager of Supernova Management LLC,
                                         as General Partner of Magnetar Capital
                                         Partners LP


Date: February 12, 2008          SUPERNOVA MANAGEMENT LLC


                                 By:  /s/ Alec N. Litowitz
                                      -----------------------------------
                                 Name:   Alec N. Litowitz
                                 Title:  Manager


Date: February 12, 2008          ALEC N. LITOWITZ


                                 /s/ Alec N. Litowitz
                                 ---------------------------------------